Exhibit 99.77(i)

ITEM 77I. Terms of New or Amended Securities

1.	At the May 22, 2014 Board meeting, the Board approved the establishment of Class R Shares on behalf of Voya Short Term Bond Fund. In addition, at its May 22, 2014 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class R Shares.